UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March 2014

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐   No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: March 10, 2014

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park MigdalHa’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES ITS NEXT GENERATION
SEMICONDUCTOR INSPECTION & METROLOGY PLATFORM

MIGDAL HAEMEK, Israel – March 10, 2014 – Camtek Ltd. (NASDAQ and TASE: CAMT), today announced that it is starting the customer evaluation of its next generation Semiconductor Inspection and Metrology platform. This a major milestone event, rejuvenating Camtek’s semiconductor product line with the latest cutting-edge inspection technologies, designed for the Advanced Packaging market.

The fast-growing Advanced Packaging market relies critically on advanced inspection and metrology capabilities to achieve the affordability and reliability required for the commercial success of 3D Integrated Circuits (IC).

Ramy Langer, Vice President and Head of Camtek's Semiconductor Division, commented, “Our next generation platform is a result of many years of dedicated research and development efforts, as well as intensive collaboration with leading research institutes worldwide. Designed to support the emerging Advanced Packaging market, this new state-of-the-art platform will provide higher throughput, unparalleled accuracy and other innovative capabilities. We expect sales of the new system to customers specializing in the manufacturing of 3D IC to begin in the second half of 2014.”

Rafi Amit Chairman and CEO commented, “I am excited to lead the introduction of our new system that meets today’s demand for very high throughput together with outstanding metrology accuracy. I believe our new generation system will reposition and cement us as a market leader in the inspection and metrology field over the coming years.”

Camtek's line of automated wafer inspection systems enables semiconductor manufacturers, bumping houses and packaging foundries to monitor processes and enhance yields by detecting defects. Camtek's new systems deliver unparalleled 2D and 3D inspection and metrology capabilities for wafers, both before and after testing, along the bumping process or after dicing. Camtek’s new systems address the specialized needs of the most advanced applications in today’s markets.

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes and increasing yields, enabling and supporting customer’s latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing and functional 3D inkjet printing.

This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.